Filed by Kookmin Bank

Pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended

Subject Company: Kookmin Bank

Commission File No. 001-15258

Date: April 30, 2008

Important Information

In connection with its proposed establishment of a financial holding company, Kookmin Bank will file important documents with the United States Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-4 and related documents. Investors are urged to carefully read all such documents when they become available because they will contain important information. Investors may obtain copies of the documents, when available, free of charge on the SEC’s website at www.sec.gov, as well as from Kookmin Bank on the Investor Relations section of its website at www.kbstar.com.

Forward-Looking Statements

This communication contains forward-looking information and statements about Kookmin Bank and the financial holding company to be established. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Kookmin Bank’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Kookmin Bank, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Kookmin Bank, including on Form 20-F and on the Form F-4 that Kookmin Bank will file with the SEC. Kookmin Bank undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

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The following press release was made by Kookmin Bank on April 30, 2008.

Kookmin Bank Finalizes Stock Transfer Ratios

for the Establishment of the Financial Holding Company

Kookmin Bank (the “Bank”) disclosed that its Board of Directors, in a meeting held on April 30, 2008, approved the share transfer plan for the establishment a financial holding company.

Each of the Bank and the Bank’s subsidiaries held a meeting of its board of directors on April 30, 2008 and finalized the stock transfer ratio to be applied to the stock transfer between it and the financial holding company. The stock transfer ratio between the Bank and the financial holding company has been determined as 1:1. As a result, in the stock transfer between the Bank and the financial holding company, each holder of one share of the Bank’s common stock will receive one share of the financial holding company’s common stock.

With respect to stock transfers between the subsidiaries of the Bank and the financial holding company, the stock transfer ratio applicable to each of KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Credit Information Co., Ltd., KB Data Systems Co., Ltd., KB Asset Management Co., Ltd., KB Futures Co., Ltd. and KB Investment & Securities Co., Ltd. has been determined as 1:0.2292600, 1:0.2157556, 1:0.4372667, 1:0.9163507, 1:0.8417392, 1:01683928 and 1:0.3823499, respectively.

The Bank, which is planning to establish the financial holding company in late September 2008, also determined the Bank’s proposed purchase price for shares of the Bank’s common stock for which appraisal rights are exercised as Won 63,293 per share. Stockholders of the Bank who oppose the stock transfer must dissent in writing to the Bank before the stockholders’ meeting to approve the stock transfer, which will be held in late August 2008, and exercise their appraisal rights during the appraisal right exercise period.

The Bank calculated its proposed purchase price for shares for which appraisal rights are exercised as the arithmetic average of the weighted average daily closing price of the Bank’s common stock for the two month period, one month period and one week period ending immediately prior to April 29, 2008, the date immediately prior to the date of its Board of Directors’ resolution.

The Bank plans to submit the stock transfer plan, as approved by the Bank’s Board of Directors on April 30, 2008, to the Financial Services Commission for regulatory approval of the establishment of the financial holding company.